UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Acquisition of Shares of Other Corporation by Subsidiary

1. Name of Subsidiary		SK Planet Co., Ltd. (the “Company”)
2. Details of Issuing Company	Name of Company	IHQ, Inc.
	Capital Stock(KRW) as of June 30, 2015	71,654,875,500	Relationship to Company	—
	Number of Shares issued as of June 30, 2015	143,309,751	Main Business	Entertainment business management, production and distribution of TV programs
3. Details of Acquisition	Number of Shares to Be Acquired	57,136,212
	Acquisition Amount(KRW)	170,551,592,820
	Total Assets of the Company at the End of the Latest Fiscal Year(KRW)	2,579,286,398,516
	Ratio to Acquisition Amount to Total Assets(%)	6.61
4. Number of Shares Held and Shareholding Ratio after Acquisition	Number of Shares Held	57,136,212
	Shareholding Ratio(%)	28.5
5. Acquisition Method		Allocation of new shares
6. Purpose of Acquisition		Business portfolio adjustment for strategic purpose
7. Scheduled Acquisition Date		October 1, 2015 (subject to change)
8. Date of Board Resolution(Decision Date)		August 26, 2015
-Attendance of Outside Directors	Present	—
	Absent	—
-Attendance of Auditors(members of Audit Committee)		Absent
9. If entered into an agreement for Put Option, Call Option, Put Back Option, etc.		Yes
-Details of agreements		Upon breach of the relevant agreement such that the agreement to acquire the shares is terminated, the non-defaulting party may exercise a put option to sell certain equity securities of the defaulting party at 120% of the closing price on the exercise date or a call option to purchase certain equity securities of the defaulting party at 80% of the closing price on the exercise date.
10. Other references useful for making investment decisions		The purchase is subject to various closing conditions and thus, may be terminated if such closing conditions are not met.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Yong Hwan Lee

(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: August 28, 2015

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